UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                      Osasco, São Paulo, Brazil, March 5th, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: Monthly Interest on Own Capital
      .Banco Bradesco S.A.

               The Board of  Directors  of this Bank,  in a meeting held on this date, approved the Board of Executive Officers proposal for:

1.   An increase  in the amount  paid as Monthly  Interest on Own Capital by 20%
     (twenty percent). Such payments, anticipated to the Company's stockholders, will raise from  R$0.0117650  to  R$0.0141180  for common  stock,  and from
     R$0.0129415  to  R$0.0155298  for  preferred  stock,  both  per  lot of one thousand  stocks,  to take  effect  beginning  with  the  Interest  payment regarding  the month of  March/2003.

     The payment will be made at the net amount of R$0.0120 for common stock and
     R$0.0132 for preferred stock,  both per lot of one thousand  stocks,  after deduction of Income  Withholding Tax of fifteen  percent (15%),  except for the  legal  entity  stockholders  that  are  exempt  from  this  respective taxation, which will receive the declared amount.

2.   The payment to the Company's Stockholders, pursuant to the Corporate Bylaws and legal  provisions,  of Interests on Own Capital related to the month of
     March/2003,  in the amount of R$0.0141180  for common stock and R$0.0155298 for preferred stock,  both per lot of one thousand  stocks,  benefiting the stockholders  registered in the Company's  records on this date (March 5th,
     2003).

     The payment will be made on April 1st,  2003, at the net amount of R$0.0120 for common  stock and  R$0.0132 for  preferred  stock,  both per lot of one thousand stocks for those stockholders with stock position equal to or over
     100,000  stocks,  after  deduction  of  Withholding  Income  Tax of fifteen percent  (15%),  except for the legal entity  stockholders  that are exempt from this respective taxation, which will receive the declared amount.

     For those with stock position up to 99,999 stocks, the payment will be made on July 1st, 2003, but may be  anticipated  if the  stockholder  presents a written request for that purpose.

     The respective Interests will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

     The Interests  relating to stocks under custody at CBLC - Brazilian Company and  Depository  Corporation  will  be  paid  to  CBLC,  independently  the stockholder  position which will be transferred to the stockholders through the depository Brokers.

                                   Cordially,

                               Banco Bradesco S.A.
             Carlos Alberto R. Guilherme     Rômulo Nagib Lasmar
                  Managing Director          Department Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2003

BANCO BRADESCO S.A.

By:	/S/ Carlos Alberto R. Guilherme
Carlos Alberto R. Guilherme Managing Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.